

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

<u>Via Email</u>
Daniel R. Hesse
Chief Executive Officer
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

> **Re:** **Clearwire Corporation**
> **Additional Definitive Proxy Soliciting Materials on Schedule 14A filed by**
> **Sprint Nextel Corporation**
> **Filed June 3, 2013**
> **File No. 001-34196**

Dear Mr. Hesse:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Additional Definitive Materials filed on June 3, 2013</u>

1. Please be advised that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable basis must exist for each such statement or assertion of opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement, or provided to the staff on a supplemental basis. We note the following statements. Please provide the staff with detailed legal analyses supporting these statements, citing all legal authorities upon which you rely, and, where applicable in the future, clearly characterize similar disclosure as beliefs or opinions and, as necessary, disclose the bases for your opinions and beliefs:

    • The disclosure stating "Requiring the nominating committee to nominate certain directors proposed by DISH abrogates the rights of the parties to the EHA. The proposed nomination process also violates Delaware law which provides two legally permissible methods to provide for mandatory nomination: the amendment of a corporation's certificate of incorporation or a voting agreement among a majority of stockholders. DISH, however, proposes the alternative approach of requiring Clearwire to enter into a contract to provide such rights. Delaware law does not permit such an agreement between a corporation and a stockholder."

- The disclosure stating "Unless the provision is contained in the certificate of incorporation, a minority stockholder does not have the right to veto actions of a corporation approved by the board of directors."

- The disclosure stating "Clearwire's granting the governance rights required by DISH would effectively require Sprint to give up certain bargained-for rights in clear violation of Delaware law. Where a board of a corporation such as Clearwire with a controlling stockholder takes action to interfere with the rights of the controlling stockholder, it must show a compelling need to do so."

- The disclosure stating "The DISH proposal provides for preemptive rights to issuances of new securities equivalent to the rights of Sprint and other EHA parties have under the EHA. This requirement is in plain violation of Delaware law and the certificate of incorporation."

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via Email
        Jeremy D. London, Esq.
        Skadden Arps